UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.        )*

HireRight Holdings Corporation

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

433537107

(CUSIP Number)

Jacqueline Giammarco

Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-2900

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 11,918,705 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 11,918,705 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,918,705 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 15.0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 79,392,937 shares of Common Stock outstanding, as of May 6, 2022, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 13, 2022.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident VII Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,794,630 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,794,630 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,794,630 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 79,392,937 shares of Common Stock outstanding, as of May 6, 2022, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 13, 2022.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident VII DE Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 99,729 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 99,729 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,729 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 79,392,937 shares of Common Stock outstanding, as of May 6, 2022, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 13, 2022.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident VII Professionals Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 588,076 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 588,076 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,076 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 79,392,937 shares of Common Stock outstanding, as of May 6, 2022, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 13, 2022.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident Capital VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 17,813,064 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 17,813,064 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,813,064 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 22.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 79,392,937 shares of Common Stock outstanding, as of May 6, 2022, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 13, 2022.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Stone Point GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 588,076 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 588,076 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,076 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 79,392,937 shares of Common Stock outstanding, as of May 6, 2022, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 13, 2022.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Stone Point Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 18,409,824 shares
	9	SOLE DISPOSITIVE POWER 8,684 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,409,824 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 23.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 79,392,937 shares of Common Stock outstanding, as of May 6, 2022, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 13, 2022.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed by Trident VII, L.P. (“Trident VII”), Trident VII Parallel Fund, L.P. (“Trident VII Parallel”), Trident VII DE Parallel Fund, L.P. (“Trident VII DE Parallel”), Trident VII Professionals Fund, L.P. (“Trident VII Professionals” and together with Trident VII, Trident VII Parallel and Trident VII DE Parallel, the “Trident VII Partnerships”), Trident Capital VII, L.P. (“Trident VII GP”), Stone Point GP Ltd. (“Trident VII Professionals GP”) and Stone Point Capital LLC (“Stone Point”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report the acquisition of common stock par value, $0.001 per share (the “Common Stock”), of HireRight Holdings Corporation (the “Issuer”).

Item 1	Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive office is: 100 Centerview Drive, Suite 300, Nashville, Tennessee 37214.

Item 2	Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship

Trident VII, L.P.	c/o Stone Point Capital LLC 20 Horseneck Lane Greenwich, CT 06830	To pursue investments in the financial services industry.	Cayman Islands

Trident VII Parallel Fund, L.P.	c/o Stone Point Capital LLC 20 Horseneck Lane Greenwich, CT 06830	To pursue investments in the financial services industry.	Cayman Islands

Trident VII DE Parallel Fund, L.P.	c/o Stone Point Capital LLC 20 Horseneck Lane Greenwich, CT 06830	To pursue investments in the financial services industry.	State of Delaware

Trident VII Professionals Fund, L.P.	c/o Stone Point Capital LLC 20 Horseneck Lane Greenwich, CT 06830	To pursue investments in the financial services industry.	Cayman Islands

Trident Capital VII, L.P.	c/o Stone Point Capital LLC 20 Horseneck Lane Greenwich, CT 06830	To act as the general partner of Trident VII, L.P., Trident VII Parallel Fund, L.P., Trident VII DE Parallel Fund, L.P. and other investment entities.	Cayman Islands

Stone Point GP Ltd.	c/o Stone Point Capital LLC 20 Horseneck Lane Greenwich, CT 06830	To act as the general partner of Trident VII Professionals Fund, L.P. and other investment entities.	Cayman Islands

Stone Point Capital LLC	c/o Stone Point Capital LLC 20 Horseneck Lane Greenwich, CT 06830	To serve as the manager of investment funds.	State of Delaware

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 1 hereto. Current information concerning the identity and background of each member of Stone Point, each member of Trident VII Professionals GP, each general partner of Trident VII GP and each member of the Investment Committee of Trident VII GP is set forth in Schedule B hereto, which is incorporated herein by reference in response to this Item 2.

None of the Reporting Persons has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Considerations

On July 12, 2018, the Trident VII Partnerships purchased an aggregate of 264,329,553 Class A units of HireRight GIS Group Holdings, LLC (the “Class A Units”) for $264,329,553. The Trident VII Partnerships funded these purchases using cash invested in the Trident VII Partnerships by the limited partners of such entities. On October 15, 2021, all Class A Units were converted into an equal number of shares of Common Stock in connection with the conversion of HireRight GIS Group Holdings, LLC into HireRight Holdings Corporation. On October 15, 2021, the Issuer effected a one-for-15.969236 reverse stock split.

Between May 27, 2022 and June 16, 2022, the Trident VII Partnerships purchased an aggregate of 1,848,716 shares of Common Stock in open market transactions, at prices and on the dates set forth in Schedule A hereto. The Trident VII Partnerships funded these purchases using cash invested in the Trident VII Partnerships by the limited partners of such entities.

On October 28, 2021, 4,342 restricted stock units (“RSUs”) were granted to each of James D. Carey and James R. Matthews, managing directors of Stone Point, under the Issuer’s 2021 Omnibus Incentive Plan, as compensation for their service as directors of the Issuer, which vested fully on June 2, 2022. On June 2, 2022, 10,891 RSUs were granted to each of Mr. Carey and Mr. Matthews under the Issuer’s 2021 Omnibus Incentive Plan, which will vest on the earlier of the Issuer’s 2023 annual meeting or June 2, 2023, subject to each individual’s continued service on the Issuer’s board of directors. Each RSU represents the contingent right to receive, upon vesting, one share of Common Stock.

Item 4	Purpose of Transaction

The Reporting Persons who hold Common Stock directly acquired those shares as an investment in the regular course of their businesses. The Reporting Persons have communicated, and may continue to communicate, with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer and the matters set forth in this Item 4. Pursuant to the Stockholders Agreement (as defined below), James D. Carey, Managing Director of Stone Point and James R. Matthews, Managing Director of Stone Point, currently serve on the Issuer’s board of directors. The Reporting Persons have retained, and may in the future retain, advisors or consultants to assist them in evaluating their investment in the Issuer. The Reporting Persons may exchange information with any of the foregoing persons pursuant to confidentiality or similar agreements. The Reporting Persons may, at any time and from time to time, review and reconsider their position or change their purpose or take actions with respect to their investment in the Issuer as they deem appropriate, including formulating other plans, making other proposals or changing their intention with respect to the matters referred to in this Item 4. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and hire advisors or consultants and consider potential proposals, before forming a plan or intention to engage in any such plan or action.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, a variety of transactions that could create shareholder value, including business combinations, acquisitions and refinancing opportunities. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the Common Stock, the Issuer’s response to the matters to be discussed with the Reporting Persons, actions taken by the Issuer’s management and board of directors, the Reporting Persons’ overall investment strategies, liquidity requirements and other portfolio management considerations, other investment opportunities available to the Reporting Persons, applicable legal and regulatory constraints, conditions in the securities and capital markets, general economic and industry conditions and any contractual restrictions, the Reporting Persons may, from time to time and at any time, in the future purchase additional securities of the Issuer as described above, or dispose of some or all of their securities of the Issuer (or related derivative securities or instruments), in the open market, in private transactions or otherwise, or enter into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, which may or may not affect their beneficial ownership in securities of the Issuer. The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5	Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

11,918,705 shares of Common Stock are owned directly by Trident VII and may be deemed to be beneficially owned by Trident VII GP and Stone Point because (i) Trident VII GP is the general partner of Trident VII and (ii) Stone Point is the investment manager of Trident VII. Each of the Reporting Persons (other than Trident VII), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

5,794,630 shares of Common Stock are owned directly by Trident VII Parallel and may be deemed to be beneficially owned by Trident VII GP and Stone Point because (i) Trident VII GP is the general partner of Trident VII Parallel and (ii) Stone Point is the investment manager of Trident VII Parallel. Each of the Reporting Persons (other than Trident VII Parallel), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

99,729 shares of Common Stock are owned directly by Trident VII DE Parallel and may be deemed to be beneficially owned by Trident VII GP and Stone Point because (i) Trident VII GP is the general partner of Trident VII DE Parallel and (ii) Stone Point is the investment manager of Trident VII DE Parallel. Each of the Reporting Persons (other than Trident VII DE Parallel), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

588,076 shares of Common Stock are owned directly by Trident VII Professionals and may be deemed to be beneficially owned by Trident VII Professionals GP and Stone Point because (i) Trident VII Professionals GP is the general partner of Trident VII Professionals and (ii) Stone Point is the investment manager of Trident VII Professionals. Each of the Reporting Persons (other than Trident VII Professionals), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

Pursuant to certain management agreements, Stone Point has received delegated authority by Trident VII GP and Trident VII Professionals GP relating to the Trident VII Partnerships, provided that the delegated discretion to exercise voting rights may not be exercised on behalf of any of the Trident VII Partnerships without first receiving direction from the Investment Committee of Trident VII GP or a majority of the general partners of Trident VII GP or Trident VII Professionals GP, as applicable. The management agreements do not delegate any power with respect to the disposition of Common Stock held by the Trident VII Partnerships.

4,342 shares of Common Stock are held directly by James D. Carey, issued under the Issuer’s 2021 Omnibus Incentive Plan as RSUs, solely for the benefit of Stone Point. Mr. Carey and each of the Reporting Persons (other than Stone Point) and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

4,342 shares of Common Stock are held directly by James R. Matthews, issued under the Issuer’s 2021 Omnibus Incentive Plan as RSUs, solely for the benefit of Stone Point. Mr. Matthews and each of the Reporting Persons (other than Stone Point) and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

By virtue of the Stockholders Agreement (as defined below) and the obligations and rights thereunder, the Reporting Persons in this Schedule 13D and GA may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Based on this Schedule 13D and the Schedule 13G of GA (as defined below), filed with the Securities and Exchange Commission on February 11, 2022, such a “group” would be deemed to beneficially own an aggregate of 48,125,380 shares of Common Stock, or 60.6% of the Issuer’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock beneficially owned by GA that they may be deemed to beneficially own solely by reason of the Stockholders Agreement. This Schedule 13D does not reflect any shares of Common Stock beneficially owned by GA.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

The responses of each of the Reporting Persons with respect to Item 3 of this Schedule 13D are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Stockholders Agreement

Pursuant to a Stockholders Agreement, dated as of October 28, 2021 (the “Stockholders Agreement”), among the Trident VII Partnerships, General Atlantic (HRG) Collections, L.P., a Delaware limited partnership, GAPCO AIV Interholdco (GS), L.P., a Delaware limited partnership, GA AIV-1 B Interholdco (GS), L.P., a Delaware limited partnership, GA AIV-1 A Interholdco (GS), L.P., a Delaware limited partnership (together with each of their affiliated investment entities, “GA”), and the Issuer, the Trident VII Partnerships have agreed to certain arrangements with respect to the shares of Common Stock reported herein, including to vote to elect certain individuals nominated by each of the Trident VII Partnerships and GA to the Issuer’s board of directors in accordance with the terms of the Stockholders Agreement.

Under the Stockholders Agreement, Stone Point has the right to designate for election to the Board of Directors (i) two of the nominees for election to the Board of Directors for so long as such investment funds and their affiliates beneficially own more than 20% of the Common Stock then outstanding; and (ii) one nominee for election to the Board of Directors for so long as such investment funds and their affiliates beneficially own less than or equal to 20% but at least 10% of the Common Stock then outstanding. GA and Stone Point have agreed to vote for the other’s nominees to the Board of Directors. Stone Point may also assign its designation rights under the Stockholders Agreement to an affiliate.

Additionally, until the earlier of such time as (i) Stone Point ceases to hold at least 75% of the Common Stock held by Stone Point as of the Issuer’s initial public offering or (ii) GA ceases to hold at least 25% of the Common Stock then outstanding, the prior written consent of Stone Point will be required prior to taking the following actions: (a) any acquisition or disposition in which aggregate consideration is greater than $250,000,000 in any single transaction or series or related transactions; (b) any reorganization, recapitalization, voluntary bankruptcy, liquidation, dissolution or winding-up (other than a sale of the Issuer, however structured); (c) any repurchase or redemption of capital stock of the Issuer from GA or any of its affiliates (other than (i) on a pro rata basis or (ii) pursuant to an open market plan approved by the Board); or (d) the entry into, or amendment of, any agreement or arrangement with GA or any of its affiliates (excluding ordinary course, arm’s length commercial transactions).

As long as the investment funds managed by Stone Point beneficially own any shares of Common Stock, the prior written consent of such funds will be required prior to any amendment to the governing documents of the Issuer if such change is disproportionately adverse to the rights of Stone Point as compared to GA (including, for the avoidance of doubt, the advance waiver of corporate opportunities).

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement, which is filed as an exhibit and incorporated herein by reference.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

1	Joint Filing Agreement, dated as of June 27, 2022.

2	Stockholders Agreement (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on October 6, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2022

TRIDENT VII, L.P.	By: Trident Capital VII, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT VII PARALLEL FUND, L.P.	By: Trident Capital VII, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT VII DE PARALLEL FUND, L.P.	By: Trident Capital VII, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT VII PROFESSIONALS FUND, L.P.	By: Stone Point GP Ltd., its sole general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT CAPITAL VII, L.P.	By: DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

STONE POINT GP LTD.	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

STONE POINT CAPITAL LLC	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Managing Director and Chief Compliance Officer

SCHEDULE A

Trident VII, L.P.

Date of Purchase	Shares Purchased	Weighted Average Price Per Share	Range(1)
5/25/2022	84,547	$13.8877	$13.11 to $14.00
5/26/2022	54,490	$14.2745	$13.97 to $14.40
5/27/2022	14,531	$14.4893	$14.35 to $14.50
5/31/2022	33,986	$14.6670	$14.47 to $14.75
6/1/2022	30,412	$14.3972	$14.145 to $14.49
6/2/2022	4,675	$14.8016	$14.78 to $14.87
6/3/2022	19,426	$14.9391	$14.85 to $14.99
6/9/2022	5,394	$14.9992	$14.98 to $15.00
6/10/2022	83,715	$14.8655	$14.50 to $14.99
6/13/2022	332,446	$14.6677	$14.08 to $14.95
6/14/2022	105,567	$14.3908	$13.75 to $14.745
6/14/2022	125,196	$14.9633	$14.75 to $14.99
6/16/2022	303,056	$14.9205	$14.625 to $14.99

Trident VII Parallel Fund, L.P.

Date of Purchase	Shares Purchased	Weighted Average Price Per Share	Range(1)
5/25/2022	41,105	$13.8877	$13.11 to $14.00
5/26/2022	26,492	$14.2745	$13.97 to $14.40
5/27/2022	7,065	$14.4893	$14.35 to $14.50
5/31/2022	16,524	$14.6670	$14.47 to $14.75
6/1/2022	14,786	$14.3972	$14.145 to $14.49
6/2/2022	2,273	$14.8016	$14.78 to $14.87
6/3/2022	9,444	$14.9391	$14.85 to $14.99
6/9/2022	2,623	$14.9992	$14.98 to $15.00
6/10/2022	40,701	$14.8655	$14.50 to $14.99
6/13/2022	161,628	$14.6677	$14.08 to $14.95
6/14/2022	51,325	$14.3908	$13.75 to $14.745
6/14/2022	60,867	$14.9633	$14.75 to $14.99
6/16/2022	147,339	$14.9205	$14.625 to $14.99

Trident VII DE Parallel Fund, L.P.

Date of Purchase	Shares Purchased	Weighted Average Price Per Share	Range(1)
5/25/2022	707	$13.8877	$13.11 to $14.00
5/26/2022	456	$14.2745	$13.97 to $14.40
5/27/2022	122	$14.4893	$14.35 to $14.50
5/31/2022	284	$14.6670	$14.47 to $14.75
6/1/2022	254	$14.3972	$14.145 to $14.49
6/2/2022	39	$14.8016	$14.78 to $14.87
6/3/2022	163	$14.9391	$14.85 to $14.99
6/9/2022	45	$14.9992	$14.98 to $15.00
6/10/2022	700	$14.8655	$14.50 to $14.99
6/13/2022	2,782	$14.6677	$14.08 to $14.95
6/14/2022	883	$14.3908	$13.75 to $14.745
6/14/2022	1,048	$14.9633	$14.75 to $14.99
6/16/2022	2,536	$14.9205	$14.625 to $14.99

Trident VII Professionals Fund, L.P.

Date of Purchase	Shares Purchased	Weighted Average Price Per Share	Range(1)
5/25/2022	4,172	$13.8877	$13.11 to $14.00
5/26/2022	2,689	$14.2745	$13.97 to $14.40
5/27/2022	717	$14.4893	$14.35 to $14.50
5/31/2022	1,677	$14.6670	$14.47 to $14.75
6/1/2022	1,501	$14.3972	$14.145 to $14.49
6/2/2022	231	$14.8016	$14.78 to $14.87
6/3/2022	958	$14.9391	$14.85 to $14.99
6/9/2022	266	$14.9992	$14.98 to $15.00

6/10/2022	4,131	$14.8655	$14.50 to $14.99
6/13/2022	16,403	$14.6677	$14.08 to $14.95
6/14/2022	5,209	$14.3908	$13.75 to $14.745
6/14/2022	6,177	$14.9633	$14.75 to $14.99
6/16/2022	14,953	$14.9205	$14.625 to $14.99

(1)

The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth above.

SCHEDULE B

Set forth below is the name and principal occupation of (i) each member of Stone Point Capital LLC (“Stone Point”), (ii) each member of Stone Point GP Ltd. (“Trident VII Professionals GP”), (iii) each general partner of Trident Capital VII, L.P. (“Trident VII GP”), and (iv) each member of the Investment Committee of Trident VII GP. Each of the following individuals is a United States citizen. The business address of each person is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Name and Office	Principal Occupation

Charles A. Davis	Private Equity Investor, Stone Point
Chief Executive Officer, Stone Point
General Partner (through single-member limited liability company) and member of
Investment Committee, Trident VII GP

Stephen Friedman	Private Equity Investor, Stone Point
Chairman, Stone Point
General Partner (through single-member limited liability company) and member of
Investment Committee, Trident VII GP

James D. Carey	Private Equity Investor, Stone Point
Managing Director, Stone Point
General Partner (through single-member limited liability company) and member of
Investment Committee, Trident VII GP

David J. Wermuth	Private Equity Investor, Stone Point
Managing Director and General Counsel,
Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident VII GP

Nicolas D. Zerbib	Private Equity Investor, Stone Point
Managing Director, Stone Point
General Partner (through single-member limited liability company) and member of
Investment Committee, Trident VII GP